02-21-11;09:52AM;

[redacted]

11016096

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 68337

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/20/2010 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Xpert Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1825 South Grant Street, Suite 400
(No. and Street)

San Mateo	CA	94402
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William B Mahon 650-212-1802
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Singer Lewak , LLP
(Name – *if individual, state last, first, middle name*)

100 W. San Fernando Street, Suite 365	San Jose	CA	95113
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William B. Mahon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Xpert Securities, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer and FINOP

Title

see notary's Jurat attached.

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jurat

State of California

County of San Mateo

Subscribed and sworn to (or affirmed) before me on this 10th day of February,

2011 by William B. Mahon.

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature

(Notary seal)

SHEHADEH AREF SHEHADEH
COMM. # 1866677
NOTARY PUBLIC - CALIFORNIA
SAN MATEO COUNTY
My Comm. Exp. Oct. 27, 2013

OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Oath
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages 1 Document Date

(Additional information)

INSTRUCTIONS FOR COMPLETING THIS FORM

The wording of all Jurats completed in California after January 1, 2008 must be in the form as set forth within this Jurat. There are no exceptions. If a Jurat to be completed does not follow this form, the notary must correct the verbiage by using a jurat stamp containing the correct wording or attaching a separate jurat form such as this one which does contain proper wording. In addition, the notary must require an oath or affirmation from the document signer regarding the truthfulness of the contents of the document. The document must be signed AFTER the oath or affirmation. If the document was previously signed, it must be re-signed in front of the notary public during the jurat process.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the jurat process is completed.
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Signature of the notary public must match the signature on file with the office of the county clerk.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different jurat form.
  - ❖ Additional information is not required but could help to ensure this jurat is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
- Securely attach this document to the signed document

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50 YEARS 1959–2009

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors and Stockholders
Xpert Securities, Inc.
San Mateo, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the period from September 20, 2010 through December 31, 2010, which were agreed to by Xpert Securities, Inc. (the "Company"), the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc, and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and the check copies. This procedure was not applicable as no payment was required.
2. Compared the amounts reported on the audited Form X-17A-5 for the period from September 20, 2010 through December 31, 2010, with the amounts reported in Form SIPC-7 for the period from September 20, 2010 through December 31, 2010, noting no difference.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed. This procedure was not applicable as the Company was not required to file Form SIPC-7T for the transitional period.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be, and should not be, used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2011

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended ____________, 20____
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068337 FINRA DEC
~~XATS INC~~ 11*11 XPERT SECURITIES INC.
1825 S GRANT ST STE 400
SAN MATEO CA 94402-7039

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

WILLIAM MAHON 650 212 1802

2. A. General Assessment (Item 2e from page 2) $ .13

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 0

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 0

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 0

H. Overpayment carried forward $(0)

(under #1) NO PMT NEEDED PER ANN RAMSEY SIPC

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

XPERT SECURITIES, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CHIEF COMPLIANCE OFFICER
(Title)

Dated the 26 day of JANUARY, 20 11

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1, 2010 and ending 12/31, 2010
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 52
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above	
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	0
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	0
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 0	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	0
Total deductions	0
2d. SIPC Net Operating Revenues	$ 52
2e. General Assessment @ .0025	$ .13 (to page 1, line 2.A.)

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50 YEARS 1959-2009

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

Board of Directors and Stockholder
Xpert Securities, Inc.
San Mateo, California

In planning and performing our audit of the financial statements and supplemental schedules of Xpert Securities, Inc. (the "Company") as of and for the period from September 20, 2010 through December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2011

XPERT SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
FINANCIAL STATEMENTS
FOR THE PERIOD FROM SEPTEMBER 20, 2010
THROUGH DECEMBER 31, 2010 (AUDITED)
AND FOR THE PERIOD FROM MARCH 19, 2009 (DATE OF INCEPTION)
THROUGH DECEMBER 31, 2010 (UNAUDITED)

XPERT SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
TABLE OF CONTENTS
December 31, 2010

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

50 YEARS 1959–2009

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholder
Xpert Securities, Inc. (A Development Stage Company)
San Mateo, California

We have audited the accompanying statement of financial condition of Xpert Securities, Inc. (A Development Stage Company) (the "Company") as of December 31, 2010, and the related statements of operations, changes in stockholder's equity, and cash flows for the period from September 20, 2010 through December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2010, and the results of its operations and its cash flows for the period from September 20, 2010 through December 31, 2010 in conformity with accounting principles generally accepted in the United States of America.

The accompanying statements of operations, changes in stockholder's equity, and cash flows for the period from March 19, 2009 (date of inception) through December 31, 2010 have been compiled by us, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. A compilation is limited to presenting information that is the representation of the Company's management in the form of financial statements. We have not audited or reviewed those financial statements and, accordingly, do not express an opinion or any other form of assurance on them.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2011

100 West San Fernando Street, Suite 365 San Jose, CA 95113 T: 408.294.3924 F: 408.295.3925

877.754.4557

IGAF Worldwide An Association of Independent Firms

XPERT SECURITIES, INC.
(A DEVELOPMENT STATE COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Cash and cash equivalents	$	476,370
Prepaid expenses		5,735
Property and equipment, net		56,437
Other assets		3,561
Total assets	**$**	**542,103**

LIABILITIES AND STOCKHOLDER'S EQUITY

Account payable and accrued expenses	$	141,090
Deferred tax liability		4,700
Total liabilities		145,790
Stockholder's Equity		
Common stock, $.01 par value; 100 shares authorized, 100 shares issued and outstanding		1
Paid-in capital		1,260,200
Deficit accumulated during the development stage		(863,888)
Total stockholder's equity		396,313
Total liabilities and stockholder's equity	**$**	**542,103**

The accompanying notes are an integral part of these financial statements.

XPERT SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF OPERATIONS
For the Period From September 20, 2010 Through December 31, 2010 (Audited)
And the Period From March 19, 2009 (Date of Inception) Through December 31, 2010 (Unaudited)

	September 20, 2010 Through December 31, 2010	Period from March 19, 2009 (Date of Inception) to December 31, 2010 (Unaudited)
Revenues		
Interest income	-	$ 76
Total revenue	-	76
Expenses		
Computer related	6,563	10,733
Depreciation	7,449	30,986
Development software and consulting	5,500	12,274
Miscellaneous	257	9,612
Office	6,517	51,711
Professional fees	120,242	478,002
Rent	2,611	31,518
Salaries and related expenses	57,318	217,740
Utilities	732	15,763
Total expenses	207,189	858,339
Loss before provision for income taxes	(207,189)	(858,263)
Provision for income taxes	5,625	5,625
Net loss	**$ (212,814)**	**$ (863,888)**

The accompanying notes are an integral part of these financial statements.

XPERT SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF STOCKHOLDER'S EQUITY
For the Period From September 20, 2010 Through December 31, 2010 (Audited)
And the Period From March 19, 2009 (Date of Inception) Through December 31, 2010 (Unaudited)

	Shares	Common Stock	Paid-In Capital	Deficit Accumulated During the Development Stage	Total Stockholder's Equity
Balance, March 19, 2009 (Date of Inception) (Unaudited)	-	$ -	$ -	$ -	$ -
Issuance of common stock for cash	100	1	200,000	-	200,001
Contributions of paid-in capital	-	-	1,060,200	-	1,060,200
Net loss	-	-	-	(863,888)	(863,888)
Balance, December 31, 2010	**100**	**$ 1**	**$ 1,260,200**	**$ (863,888)**	**$ 396,313**
Balance, September 20, 2010 (Audited)	100	$ 1	$ 840,200	$ (651,074)	$ 189,127
Contributions of paid-in capital	-	-	420,000	-	420,000
Net loss	-	-	-	(212,814)	(212,814)
Balance, December 31, 2010	**100**	**$ 1**	**$ 1,260,200**	**$ (863,888)**	**$ 396,313**

The accompanying notes are an integral part of these financial statements.

XPERT SECURITIES, INC.
(A DEVELOPMENT STAGE COMPANY)
STATEMENTS OF CASH FLOWS
For the Period From September 20, 2010 Through December 31, 2010 (Audited)
And the Period From March 19, 2009 (Date of Inception) Through December 31, 2010 (Unaudited)

	September 20, 2010 Through December 31, 2010	Period from March 19, 2009 (Date of Inception) to December 31, 2010 (Unaudited)
Cash flows from operating activities		
Net loss	$ (212,814)	$ (863,888)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation	7,449	30,986
Deferred income taxes	4,700	4,700
Changes in operating assets and liabilities		
Prepaid expenses	(4,777)	(5,735)
Other assets	-	(3,561)
Accounts payable and accrued expenses	(59,060)	141,090
Net cash flows used in operating activities	(264,502)	(696,408)
Cash flows from investing activities		
Purchases of property and equipment	(10,281)	(87,423)
Net cash flows used in investing activities	(10,281)	(87,423)
Cash flows from financing activities		
Common stock issuance	-	1
Paid-in capital contributions	420,000	1,260,200
Net cash flows from financing activities	420,000	1,260,201
Net change in cash and cash equivalents	145,217	476,370
Cash and cash equivalents at beginning of period	331,153	-
Cash and cash equivalents at end of period	**$ 476,370**	**$ 476,370**
Supplemental disclosure of cash flows information:		
Interest paid	**$ -**	**$ -**
Income taxes paid	**$ 925**	**$ 925**

The accompanying notes are an integral part of these financial statements.

NOTE 1 – NATURE OF BUSINESS AND ORGANIZATION

Xpert Securities, Inc. (A Development Stage Company) (the "Company") is a fully disclosed broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"), and licensed by the Securities and Exchange Commission ("SEC"). The Company is a wholly owned subsidiary of Xpert Financial, Inc. (the "Parent").

The Company was incorporated in the state of Delaware on March 19, 2009 and intends to be an online trading platform that will support two types of transactions: (i) allow companies to raise capital pursuant to Rule 506 of Regulation D, and (ii) allow for the secondary sale of private company equity securities to qualified institutional buyers pursuant to Rule 144A.

NOTE 2 – MANAGEMENT'S OPERATIONAL PLANS

The Company has incurred operating losses since its inception. The accompanying financial statements do not include any adjustments to the financial statements that might be necessary should the Company be unable to continue as a going concern. Management of the Company intends to generate additional capital and revenue by assuming the following initiatives:

- The Company has received paid in capital from the Parent in the amount of $1,260,200 since inception on March 19, 2009, and the Parent will continue to make capital contributions to the Company as needed in order to keep the Company operating. The Parent received an additional $1,715,000 in convertible debt financing on January 4, 2011. In addition, the Parent is in the progress of raising additional convertible debt financing of $5,000,000, which is anticipated to close by April 15, 2011.

- On September 20, 2010, the Company was approved by FINRA as a broker dealer. On November 3, 2010, the Company filed its notice of the intent to operate an alternative trading system (ATS). The Company currently has zero revenue, but is anticipating consummating the first transactions on the ATS in late Q1 of 2011, with revenue generated from these transactions.

- The Company anticipates revenues for the following six years based on the Company's revenue model as follows (in $000's):

	2011	2012	2013	2014	2015	2016
Offering revenues	$ 950	$ 7,675	$ 26,575	$ 40,400	$ 60,200	$ 81,200
Trading revenues	32	1,583	16,633	41,473	83,738	141,875
Total revenues	**$ 982**	**$ 9,258**	**$ 43,208**	**$ 81,873**	**$143,938**	**$223,075**

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires and includes management estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts of cash and payables approximate fair value due to the short maturity of these instruments. None of the financial instruments are held for trading purposes.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all cash, short-term investments with maturities within three months, and clearing fund deposits to be cash equivalents.

Property and Equipment

The Company's property and equipment are carried at cost. Maintenance, repairs, and minor renewals are charged against earnings. Additions and major renewals costing $2,000 or more are capitalized. Depreciation is calculated using straight-line methods over the following estimated useful lives:

Computer equipment	36 months

Income Taxes

The Company elected "C Corporation" status for income tax purposes. The provision for income taxes includes federal income and various state income and franchise taxes currently payable, and those deferred because of temporary differences between the financial statement and tax bases of assets and liabilities. Deferred income taxes are provided based on the estimated future tax effects of differences between financial statement carrying amounts and the tax bases of existing assets and liabilities. Deferred income taxes result primarily from deductions and income recorded on the financial statements but not yet allowable or reportable for income tax purposes.

The Company uses the asset and liability method to account for deferred income taxes. The asset and liability method requires the recognition of deferred income tax liabilities and assets for the expected future tax consequences of temporary differences between tax bases and financial reporting bases of assets and liabilities. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

The Company will recognize the impact of tax positions in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. To date, the Company has not recorded any uncertain tax positions.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes (Continued)
The Company recognizes potential accrued interest and penalties related to uncertain tax positions in income tax expense. During the period from September 20, 2010 through December 31, 2010, the Company did not recognize any amount in potential interest and penalties associated with uncertain tax positions.

Concentrations of Credit Risk
The Company maintains its cash balances in one bank. The bank balances are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 for interest bearing accounts and unlimited for non-interest bearing accounts. At times, the bank cash balances are in excess of the insured limit. The Company does not believe that its credit risk is significant.

Newly Adopted Accounting Pronouncements
In June 2009, the FASB issued new rules to amend certain accounting for variable interest entities ("VIE"). These new rules were incorporated into the Accounting Standards Codification in December 2009 as discussed in FASB ASU No. 2009-17, *Consolidation* (Topic 810): *Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities.* The new rules require an enterprise to perform an analysis to determine whether the enterprise's variable interest or interests give it a controlling financial interest in a VIE; to require ongoing reassessments of whether an enterprise is the primary beneficiary of a VIE; to eliminate the quantitative approach previously required for determining the primary beneficiary of a VIE; to add an additional reconsideration event for determining whether an entity is a VIE when any changes in facts and circumstances occur such that holders of the equity investment at risk, as a group, lose the power from voting rights or similar rights of those investments to direct the activities of the entity that most significantly impact the entity's economic performance; and to require enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a VIE. The new rules become effective as of the beginning of each reporting period that begins after November 15, 2009. The adoption of these rules did not have a material effect on the Company's financial statements.

In June 2009, the FASB issued new rules related to accounting for transfers of financial assets. These new rules were incorporated into the Accounting Standards Codification in December 2009 as discussed in FASB ASU No. 2009-16, *Transfers and Servicing* (Topic 860): *Accounting for Transfers of Financial Assets*. The new rules amend various provisions related to accounting for transfers and servicing of financial assets and extinguishments of liabilities, by removing the concept of a qualifying special-purpose entity and removes the exception from applying FASB rules related to variable interest entities that are qualifying special-purpose entities; limits the circumstances in which a transferor derecognizes a portion or component of a financial asset; defines a participating interest; requires a transferor to recognize and initially measure at fair value all assets obtained and liabilities incurred as a result of a transfer accounted for as a sale; and requires enhanced disclosure; among others. The rules are effective for fiscal years and interim periods beginning after November 15, 2009. The adoption of these rules did not have a material effect on the Company's financial statements.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recently Issued Accounting Pronouncements

In October 2009, the FASB issued ASU No. 2009-13, *Revenue Recognition* (Topic 605): *Multiple-Deliverable Revenue Arrangements*—a consensus of the FASB Emerging Issues Task Force ("ASU 2009-13"). ASU 2009-13 amends accounting for revenue arrangements with multiple deliverables, to eliminate the requirement that all undelivered elements have Vendor-Specific Objective Evidence ("VSOE") or Third-Party Evidence ("TPE") before an entity can recognize the portion of an overall arrangement fee that is attributable to items that already have been delivered. In the absence of VSOE or TPE of the standalone selling price for one or more delivered or undelivered elements in a multiple-element arrangement, entities will be required to estimate the selling prices of those elements. The overall arrangement fee will be allocated to each element (both delivered and undelivered items) based on their relative selling prices, regardless of whether those selling prices are evidenced by VSOE or TPE or are based on the entity's estimated selling price. Application of the "residual method" of allocating an overall arrangement fee between delivered and undelivered elements will no longer be permitted upon adoption of ASU 2009-13. Additionally, the new guidance will require entities to disclose more information about their multiple-element revenue arrangements. ASU 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption is permitted. If a vendor elects early adoption and the period of adoption is not the beginning of the entity's fiscal year, the entity will be required to apply the amendments retrospectively from the beginning of the entity's fiscal year. In addition, vendors electing early adoption of these rules will be required to disclose the following information at a minimum for all previously reported interim periods in the fiscal year of adoption: revenue, income before income taxes, net income, earnings per share and the effect of the change for the appropriate captions presented. Management does not expect the adoption of these rules to have a material impact on the Company's financial statements.

In January 2010, the FASB issued ASU No. 2010-06, *Fair Value Measurements and Disclosures* (Topic 820): *Improving Disclosures About Fair Value Measurements*. This ASU requires new disclosures about transfers into and out of Levels 1 and 2 and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies existing fair value disclosures about the level of disaggregation of disclosed assets and liabilities, and about inputs and valuation techniques used to measure fair value for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3. Management does not expect the adoption of these rules to have a material impact on the Company's financial statements.

NOTE 4 – CASH CLEARING DEPOSIT ACCOUNTS

The Company has a $25,000 clearing fund deposit with The Legent Clearing, LLC, which is required by the National Securities Clearing Corporation as a condition for utilizing the Fund/SERV and Insurance Processing Services. Upon entering into the agreement, $25,000 of the $50,000 was provided to Legent Clearing, LLC. As part of the agreement, Xpert Securities, Inc. will deposit the remaining $25,000 upon the one year anniversary of FINRA approval, which is September 20, 2011.

The deposit made is included in cash and cash equivalents.

NOTE 5 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital equal to the greater of six and two-thirds percent (6 2/3%) of aggregated indebtedness or $5,000. The rule also defines the minimum required ratio of aggregate indebtedness to net capital of 15 to 1. At December 31, 2010, the Company has net capital of $330,580, which was $320,861 in excess of its required net capital of $9,719. The Company's aggregate indebtedness to net capital ratio was .44 to 1.00.

NOTE 6 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computer equipment	$ 87,423
Less accumulated depreciation	(30,986)
Total property and equipment	**$ 56,437**

For the period from September 20, 2010 to December 31, 2010, depreciation expense was $7,449.

NOTE 7 – PROVISION FOR INCOME TAXES

The provision for income taxes consists of the following for the period from September 20, 2010 through December 31, 2010, and for the period from March 19, 2009 (date of inception) through December 31, 2010:

	Federal	States	Total
Currently payable	$ -	$ 925	$ 925
Deferred	4,000	700	4,700
Total provision for income taxes	**$ 4,000**	**$ 1,625**	**$ 5,625**

The income tax expense differs from the expected benefit that would result from applying statutory rates to the pre-tax loss due to the following:

- The tax benefits of the federal tax graduated rate structure, as applied during the periods to those differences between the financial statements and the tax returns (described in Note 2), and when they are expected to become taxable or deductible.
- Certain nontaxable income and expense items, also referred to as permanent differences.
- The federal tax benefit derived from the deduction for state franchise and income taxes.
- A deferred tax benefit was not recognized for net operating loss carry forwards and intangible asset basis differences due to a valuation allowance discussed below.

Deferred tax assets and liabilities consist of the following:

Deferred tax assets	
Net operating loss carryforwards	$ 237,000
Depreciation and amortization	130,000
	367,000
Deferred tax liabilities	
State taxes	(26,000)
Net deferred tax assets	341,000
Valuation allowance	(345,700)
Deferred tax liability	**$ (4,700)**

NOTE 7 – PROVISION FOR INCOME TAXES (Continued)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management has determined that a valuation allowance against the net deferred tax assets is appropriate in light of the Company's recent operating losses.

The Company has approximately $561,000 of federal and $518,000 of states' net operating loss carryforwards available to offset future taxable income. These carryforwards will begin expiring in 2029. California has suspended the use of net operating losses by certain taxpayers for 2010 and 2011.

For tax reporting purposes legal fees incurred to obtain certain intangible assets must be capitalized and amortized over a period of fifteen years. For financial reporting purposes these legal fees are treated as an expense when incurred. As of December 31, 2010, the Company has capitalized for tax reporting approximately $339,000 of legal fees incurred to obtain its broker dealer license and ATS designation. Accumulated tax amortization is $5,700 as of December 31, 2010. These fees are treated as an expense in the financial statements.

Management has determined that a reserve under ASC 740-10 is not required to be recognized as there are no significant uncertain tax positions.

Accounting for uncertainty in income taxes permits an entity to recognize interest and penalties related to tax uncertainties either as income tax expense or operating expenses. The Company has chosen to recognize interest and penalties related to tax uncertainties as tax expenses. At December 31, 2010, the Company had no accrued interest and penalties related to uncertain tax positions.

NOTE 8 – STOCKHOLDER'S EQUITY

Shares Authorized, Issued and Outstanding

At December 31, 2010, 100 shares of common stock were authorized, and 100 shares were issued and held by Xpert Financial, Inc.

Paid-In Capital Contributed

During the period from September 20, 2010 through December 31, 2010, as a result of a Contribution Agreement with Xpert Financial, Inc., paid-in capital of $420,000 was contributed to the Company.

NOTE 9 – RELATED PARTY TRANSANCATIONS

As of October 1, 2010, the Company entered into an Administrative Services Agreement (the "Agreement") with its parent company, Xpert Financial, Inc. The Agreement defines the services and cost allocations to the Company as below:

Type of Expense	Xpert Securties, Inc.
Services	50%
Rental Expense	15%
Professional fees	15%
General & Administrative	15%

Unpaid cost allocations charged to the Company are included in accounts payable and aggregate $16,933 at December 31, 2010.

NOTE 10 – SUBSEQUENT EVENTS

Management evaluated all activity through February 24, 2011 (the issue date of the financial statements) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SingerLewak LLP

www.SingerLewak.com

Silicon Valley
Los Angeles
Orange County
Woodland Hills
Monterey Park
San Diego

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION REQUIRED BY *RULES 15c3-3 AND 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION*

Board of Directors and Stockholder
Xpert Securities, Inc.
San Mateo, California

We have audited the accompanying financial statements of Xpert Securities, Inc. (the "Company") as of and for the period from September 20, 2010 through December 31, 2010, and have issued our report thereon dated February 24, 2011.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

SingerLewak LLP

SingerLewak LLP

San Jose, California
February 24, 2011

XPERT SECURITIES, INC.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE (FOCUS) REPORT

December 31, 2010

Schedule I

Please see the attached FOCUS report on the following pages 16 to 18.

XPERT SECURITIES, INC.
FOCUS REPORT - PART II A

This report is being filed pursuant to:

1) Rule 17a-5(a) X

This report is being filed:

2) Monthly X

This FOCUS II is for the period ending in: December
Period Beginning: 9/20/2010
Period Ending: 12/31/2010

Unconsolidated: X

Does Respondent carry its own customer accounts?
No: X

Using the (B) Basic Method (B)

ASSETS	Allowable	Non-Allowable	Total
1 Cash	476,370	-	476,370
2 Rec Fr Brokers & Dealers			
A Clearance Account	-	-	-
B Other	-	-	-
3 Rec fr Non-Customers	-	-	-
4 - 9 blank	-	-	-
10 Property Depreciation	-	56,437	56,437
11 Other Assets	-	9,296	9,296
12 Total Assets	476,370	65,733	542,103

LIABILITIES	A.I.	Non-A.I.	Total
15 Payable to Non-Customers	-	-	-
17 Accounts pay, accrued Liabilities, expenses & other	145,790	-	145,790
20 Total Liabilities	145,790	0	145,790

EQUITY	
23 Corporation	
A. Preferred Stock	
B Common Stock	1
C addit paid-in capital	1,260,200
D Retained Earnings	(863,888)
	-
E Total	396,313
24 **Total ownership equity**	**396,313**
25 **Total liabilities, and ownership equity**	**542,103**

INCOME STATEMENT 9/20-12/31	
REVENUE	
1 Commissions	
A On listed equity sec executed on an exh	-
B On listed option transactions	-
C On all other securities	-
D Total securities commissions	-
5 Revenue from sale of investment company shares	-
7 Fees for acct supervision, investment advisory & admin services	-
8 Other revenue	-
9 **Total revenue**	-
EXPENSES	
10 Salaries & other employment costs for gen ptners & voting stockholder officers	57,318
11 Other employee compensation & benefits	-
14 Regulatory fees & expenses	-
15 Other expenses	149,871
16 **Total expenses**	**207,189**
NET INCOME	**(207,189)**
17 Income (loss) before Federal Taxes	(207,189)
18 Provision for Fed Inc Taxes	5,625
22 Net income/loss after Federal income taxes & extraordinary items	(212,814)

MONTHLY INCOME December ONLY

23 Income from last month this FOCUS covers (before provisions for Federal income taxes and extraordinary items):	(117,521)

Exemptions Under SEC Rule 15c3-3

25 A		
B K(2) (I) - Special Account for Exclusive Benefit of Customers" maintained:		
C (k) (2) (II) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.		X
Legent Clearing LLC	a	

Computation of Net Capital

1 Total ownership equity (o/e)		396,313
2 Deduct ownership equity not allowable for Net Capital		-
3 Total o/e qualified for net capital		**396,313**
5 Total cap & allowable subloans		
6 Deductions &/or charges		
A Total non-allowable assets		65,733
D Other deductions &/or charges	-	65,733
8 Net Capital before haircuts		330,580
10 **Net Capital**		**330,580**
11 Minimum net capital required: (based on Aggregate Indebtedness)		9,719
12 Minimum Dollar Requirement		5,000
13 **Net Cap reqmt (greater of line 11 or 12)**		**9,719**
14 Excess net capital		320,861
15 Net cap @ 1000% (net cap - 10% AI)		316,001
Computation of Aggregate Indebtedness		
16 Total AI liab from Balance Sheet		145,790
19 Total Aggregate Indebtedness		145,790
20 Ratio of Ai/NC		44.10

Statement of Changes in Ownership Equity

1 **Balance, beginning of period**	**133,835**
A Net income (loss)	**(117,522)**
B Additions, incl non-conforming capital of	**380,000**
C Deductions, incl non-conforming capital	**-**
2 **Balance, end of period**	**396,313**

XPERT SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
and
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

December 31, 2010

Schedule II

The Company did not handle any customer cash or securities during the period and does not have any customer accounts.

Exemptive provision under Rule 15c3-3. Firm is operating as a (k)(2)(A) and (k)(2)(B) broker/dealer.

The Company is a fully disclosed broker/dealer. The clearing broker used is:

Legent Clearing, LLC
635 Butterfield Road Suite 300
Oakbrook Terrace, IL 60181

Firm is a FINRA member.

XPERT SECURITIES, INC.

RECONCILIATIONS PURSUANT TO RULE 17a-5

December 31, 2010

Schedule III

The respondent's reconciliation of the computation of net capital did not differ from the net capital calculated on pages 16 to 18.